UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Allied Healthcare International Inc.
(f/k/a Transworld Healthcare, Inc.)

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

894081 10 8

(CUSIP Number)

Triumph III Investors, L.P.

c/o Washington & Congress Managers, LLC

Attn: Peter Schofield

30 Rowes Wharf, Suite 480

(617) 330-7750

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 7, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 894081 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Triumph III Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 93,492 Shares (as defined herein) (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 93,492 Shares (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 93,492 Shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%

14.	Type of Reporting Person (See Instructions) PN

(1)           Does not include 7,697,578 shares of common stock held by Washington & Congress Capital Partners, L.P. (formerly known as Triumph Partners III, L.P.). Triumph III Investors, L.P. and Washington & Congress Capital Partners, L.P. acted together in making the investment in the shares and may be deemed a group.  The reporting person disclaims beneficial ownership of the 7,697,578 shares held by Washington & Congress Capital Partners, L.P. except to the extent of its pecuniary interest therein.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Triumph III Investors, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 93,492 Shares (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 93,492 Shares (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 93,492 Shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%

14.	Type of Reporting Person (See Instructions) CO

(1)           Does not include 7,697,578 shares of common stock held by Washington & Congress Capital Partners, L.P. (formerly known as Triumph Partners III, L.P.). Triumph III Investors, L.P. and Washington & Congress Capital Partners, L.P. acted together in making the investment in the shares and may be deemed a group.  The reporting person disclaims beneficial ownership of the 7,697,578 shares held by Washington & Congress Capital Partners, L.P. except to the extent of its pecuniary interest therein.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frederick W. McCarthy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 93,492 Shares (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 93,492 Shares (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 93,492 Shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%

14.	Type of Reporting Person (See Instructions) IN

(1)           Does not include 7,697,578 shares of common stock held by Washington & Congress Capital Partners, L.P. (formerly known as Triumph Partners III, L.P.). Triumph III Investors, L.P. and Washington & Congress Capital Partners, L.P. acted together in making the investment in the shares and may be deemed a group.  The reporting person disclaims beneficial ownership of the 7,697,578 shares held by Washington & Congress Capital Partners, L.P. except to the extent of its pecuniary interest therein.

This Amendment No. 1 amends and restates the Schedule 13D filed by Triumph Partners III, L.P. (“TIII LP”), Triumph III Advisors, L.P. (“TIII Advisors LP”), Triumph III Advisors, Inc. (“TIII Advisors Inc.”), Triumph III Investors, L.P. (“TIII Investors LP”), Triumph III Investors, Inc. (“TIII Investors Inc.), and Frederick W. McCarthy with the Securities and Exchange Commission on July 29, 2002, relating to the Common Stock, par value $0.01 per share, of Allied Healthcare International Inc. (formerly known as Transworld Healthcare, Inc.).

The holdings of shares of Common Stock reported herein excludes 7,697,578 shares of Common Stock held by Triumph III Investors, L.P. (which includes 6,547,674 shares of Common Stock which were converted by Washington & Congress Capital Partners, L.P. from Series A Preferred Stock (as defined below) on July 7, 2004).  Washington & Congress Capital Partners, L.P. and Triumph III Investors, L.P. acted together in making the investment in the shares and may be deemed a group.  The reporting persons disclaim beneficial ownership of the 7,697,578 shares held by Triumph III Investors, L.P. except to the extent of their pecuniary interest therein.

Item 1.	Security and Issuer

The class of equity security to which this Amendment No. 1 relates is the common stock, par value $.01 per share (the “Common Stock” or the “Shares”) of Allied Healthcare International Inc. (f/k/a Transworld Healthcare, Inc.), a corporation organized under the laws of the state of New York (the “Company”).  The Company’s principal executive offices are located at 555 Madison Avenue, New York, New York 10022.

This filing of this Amendment No. 1 is not, and should not be deemed to be, an admission that this Amendment No. 1 is required to be filed.  The Reporting Persons are filing this Amendment No. 1 in connection with their conversion of shares of Series A Preferred Stock of the Company into Shares of the Company.

Item 2.	Identity and Background
(a), (b) and (c) The following table provides certain information about each of the reporting persons:

Name and Address	Citizenship or State of Incorporation/Organization	Principal Occupation or Employment

Triumph III Investors, L.P. c./o Washington & Congress Managers LLC 30 Rowes Wharf, Suite 480 Boston, MA 02110	DE	Investment Partnership

Triumph III Investors, Inc. 30 Rowes Wharf, Suite 480 Boston, MA 02110	DE	General Partner of TIII Investors L.P.; Investment Management

Frederick W. McCarthy	USA	[ ]

[ ]
[ ]
[ ]

TIII Investors, LP, TIII Investors, Inc. and Mr. McCarthy are sometimes individually referred to herein as a “Reporting Person,” and collectively as the “Reporting Persons.”  Washington & Congress Capital Partners, L.P. (“WCP”) and TIII Investors LP are sometimes collectively referred to herein as the “Original Holders.”  TIII Investors, LP is sometimes individually referred to herein as the “Holder.”

The Shares to which this Amendment No. 1 relates are owned directly by the Holder.

(d) and (e)              Frederick W. McCarthy pled guilty to one count of theft/bribery concerning programs receiving federal funds and was sentenced to one year and one day imprisonment and a penalty of $40,000 on February 26, 2004.  Additionally, Mr. McCarthy was permanently restrained and enjoined from violating Section 17(a) of the Securities Act of 1933, Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder and/or Sections 206(1) and 206(2) of the Investment Advisers Act of 1940.  Mr. McCarthy was barred from acting as an officer or director of any issuer that has a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 or that is required to file reports pursuant to Section 15(d) of the Securities Act.  Frederick McCarthy also paid a penalty of $110,000 on March 4, 2004.

Item 3.	Source and Amount of Funds or Other Consideration

In connection with the consummation of the Reorganization described in Item 4 below, WCP was issued 79,526 shares of Series A Convertible Preferred Stock, par value $0.01 per share, of the Company (the “Series A Preferred Stock”).  Pursuant to a Conversion Agreement that all holders of the Series A Preferred Stock (including TIII Investors, LP) entered into with the Company, upon the closing on July 7, 2004 of the Company’s public offering, all holders of the Series A Preferred Stock converted their shares of Series A Preferred Stock into an equal number of shares of Common Stock.  Pursuant to its Conversion Agreement, on July 7, 2004, TIII Investors, LP converted 79,526 shares of Series A Preferred Stock into 79,526 shares of Common Stock.

Item 4.	Purpose of Transaction

On April 24, 2002, the Company, Allied Healthcare Group Limited, a U.K. subsidiary of the Company (“AHG”), Transworld Healthcare (UK) Limited (“TWUK,” and together with the Company and AHG, the “Corporate Group”) and the Investors listed therein, including among others, the Original Holders, entered into that certain Master Reorganization Agreement (as amended, the “Reorganization Agreement”) pursuant to which the Corporate Group would be reorganized so that the current holders of shares and warrants of AHG and TWUK would exchange those interests for equity interests in the Company (the “Reorganization”).

In connection with the consummation of the Reorganization, TIII Investors LP was issued

79,526 shares of Series A Preferred Stock.  Pursuant to a Conversion Agreement that all holders of the Series A Preferred Stock (including TIII Investors LP) entered into with the Company, upon the closing on July 7, 2004 of the public offering, all holders of the Series A Preferred Stock converted their shares of Series A Preferred Stock into an equal number of shares of Common Stock.  Pursuant to its Conversion Agreement, on July 7, 2004, TIII Investors LP converted 79,526 shares of Series A Preferred Stock into 79,526 shares of Common Stock.

The Shares of Common Stock were acquired for investment purposes.  The Reporting Persons intend to review on a continuing basis their investment in the Company and the Company’s business, prospects and financial condition.  Based on such continuing review, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Company, and the Reporting Persons reserve the right, subject to applicable law, (i) to hold their Shares of Common Stock as a passive investor or as an active investor (whether or not as a member of a “group” with other beneficial owners of Shares of Common Stock or otherwise), (ii) to acquire beneficial ownership of additional Shares of Common Stock in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of their holdings of Shares of Common Stock, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in this Item 4 of this Schedule 13D, or (v) to change their intention with respect to any or all of the matters referred to in this Item 4.  The Reporting Persons’ decisions and actions with respect to such possibilities will depend upon a number of factors, including, but not limited to, the actions of the Company, market activity in the Shares of Common Stock, an evaluation of the Company and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.

Except as set forth herein, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.  Except as set forth herein, no Reporting Person has any present plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b)              As of August 15, 2004 the Reporting Persons owned beneficially 93,492 Shares, representing 0.2% of the 44,464,954 Shares outstanding as reported in publicly available information.  The Reporting Persons have sole voting and dispositive power with respect to the 93,492 Shares.

(c) On July 7, 2004, upon the consummation of the Company’s public offering, the Holder converted 93,492 shares of Series A Preferred Stock into 93,492 shares of Common Stock.
(d) None.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described below, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

Reorganization Agreement.  On July 25, 2002, the Company consummated a reorganization (the “Reorganization”) involving the Company and two of its U.K. subsidiaries, AHG and TWUK.  The Reorganization was consummated pursuant to a Master Reorganization Agreement, dated as of April 24, 2002, as amended on May 16, 2002 and June 26, 2002 (the “Reorganization Agreement”), among the Company, AHG, TWUK and certain investors in such subsidiaries.  In the Reorganization, equity investments in TWUK and subordinated debt investments in AHG were exchanged for shares of Common Stock and shares of Series A Preferred Stock.

As a result of TIII Investors LP’s ownership of equity investments in TWUK and debt investments in AHG, in the Reorganization, TIII Investors LP was issued 13,966 shares of Common Stock and 79,526 shares of Series A Preferred Stock.

Registration Rights Agreement.  On July 25, 2002, in connection with the consummation of the Reorganization, the Company entered into a Registration Rights Agreement.  Pursuant to this Registration Rights Agreement, the Company was required to file a registration statement covering the resale of all of the shares of Common Stock issued or issuable as a result of the consummation of the Reorganization (including the shares of Common Stock issuable upon conversion of the Series A Preferred Stock), as well as certain other shares of stock then outstanding.  The registration statement contemplated by the Registration Rights Agreement was declared effective by the Securities and Exchange Commission on August 21, 2002.

Conversion Agreement.  On July 7, 2004, the Company consummated the public offering.  Pursuant to a Conversion Agreement which TIII Investors LP had entered into (as had all holders of Series A Preferred Stock), upon the consummation of such public offering, TIII Investors LP converted 79,526 shares of Series A Preferred Stock into 79,526 shares of Common Stock.  In connection with such conversion, WCP received $1,713,213 in accrued and unpaid dividends on its shares of Series A Preferred Stock.

The foregoing descriptions of the various agreements are qualified by reference to the copies of such agreements attached hereto as exhibits, which agreements are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
The following documents are filed as exhibits to this Schedule 13D:

Exhibit 99.1            Master Reorganization Agreement, dated as of April 24, 2002, among the Company, AHG, TWUK and the Investors named therein (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form S-4, filed May 1, 2002).

Exhibit 99.2            First Amendment to Master Reorganization Agreement, dated as of May 16, 2002, by and among the Company, AHG, TWUK and the Investors named therein (incorporated by reference to Exhibit 10.17A to the Company’s Registration Statement on Form S-4, filed May 1, 2002).

Exhibit 99.3            Second Amendment to the Master Reorganization Agreement, dated as of June 26, 2002, by and among the Company, AHG, TWUK and the Investors named therein (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on August 9, 2002).

Exhibit 99.4            Registration Rights Agreement, dated as of July 25, 2002, among the Company and the persons named therein (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on August 9, 2002).

*Exhibit 99.5 Conversion Agreement, dated as of March 31, 2004, among the Company and the Holders named therein.

* Filed Herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 6th day of October, 2004.

TRIUMPH III INVESTORS, L.P.

By: Triumph III Investors, Inc., its general partner

By:	/s/ Fredrick W. McCarthy III
Name: Fredrick W. McCarthy III
Title: Vice President and Secretary

TRIUMPH III INVESTORS, INC.

By:	/s/ Fredrick W. McCarthy III
Name: Fredrick W. McCarthy III
Title: Vice President and Secretary

FREDERICK W. MCCARTHY

/s/ Fredrick W. McCarthy III
By: Fredrick W. McCarthy III
Attorney-in-Fact